Mail Stop 4561

December 28, 2005

Dov Moran, President Chief Executive Officer
M-Systems Flash Disk Pioneers, Ltd.
7 Atir Yeda St.
Kfar Saba 44425
Israel

        RE: **M-Systems Flash Disk Pioneers, Ltd.**
                    Registration Statement on Form F-3
                    File No. 333-129291
                    Filed on October 28, 2005

                    Annual Report on Form 20-F for the year ended December 31, 2004
                    Filed on May 27, 2005

                    Form 6-K filed on September 30, 2005
                    File No. 001-11712

Dear Mr. Moran:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide your response to the comments relating to the Form 20-F for the fiscal year ended December 31, 2004 within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Operations-page 5

1.   We note your response to prior comment No. 4. We note your references to presenting your income statement in a single-step format. We do not believe that this format should override Rule 5-03 of Regulation S-X. In this regard, the equity income can be presented within operating income (i.e., within operating expenses similar to gain on sale of assets), however, this item does not qualify as revenue and should not be included in the revenue subtotal. See footnote 68 of SAB Topic 13. See SEC Regulation Committee Minutes Section XI(B) dated March 11, 2003.

Notes to the Consolidated Financial Statements

Note 5-Investment in a Venture-page 21

2. We note your response to prior comment No. 10.   You state that the "company will not be considered the primary beneficiary of the Venture" and that "Toshiba is more closely associated with the Venture". Confirm to us that Toshiba is the primary beneficiary and is consolidating the venture within its consolidated financial statements.

Form 6-K filed on September 30, 2005

Note 1-General-page 6

3. We note your response to prior comment No. 12. Your response suggests, in part, that you believe the registration rights agreement should not be combined with the common stock and warrants (View C of EITF 05-4). Accordingly, in this portion of your response, it appears that you believe the registration rights agreement represents a separate derivative, which requires that the registration rights agreement be recorded at **fair value** with changes in the fair value flowing through earnings. However, you further state liquidating damages should be accounted for in accordance with SFAS 5 that suggest that you believe the registration rights agreement is not a separate derivative and that it should be analyzed as a combined unit under EITF 00-19 in determining the appropriate accounting (View A of EITF 05-4). Please confirm the policy that you are applying to account for the embedded derivatives.

Liquidity and Capital Resources, page 16

4.   We note your response to prior comment No. 13. Confirm that you will address
        the events and changes outlined in your response in future filings. See SEC
        release 33-8350.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 460 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        You may contact at Morgan Youngwood at (202) 551-34779 if you have
questions regarding comments on the financial statements and related matters. Questions
on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you
require further assistance, please contact me at (202) 551-3462, or the Assistant Director,
Barbara C. Jacobs at (202) 551-3735

                                Sincerely,

                                Mark P. Shuman
                                Branch Chief

cc.   Jeffrey Nadler, Esq.
        via facsimile: 212-310-8007